Exhibit 99.1

$350 million of new aircraft delivered in Q3

Total fleet of 258 aircraft, up 14% year-on-year

NYSE: AVOL

Dublin | October 13, 2015: Avolon (NYSE: AVOL), the international aircraft leasing company, today issues an update for the third quarter of 2015 (‘Q3’). Avolon delivered eight aircraft in Q3 valued at $346 million and sold seven aircraft during Q3. Avolon’s total owned, managed and committed fleet at September 30, 2015 was 258 aircraft, an increase of 14% year-on-year.

2015 Q3 Highlights

Business Activity

•	Avolon committed to lease five Boeing 787-9 aircraft to Hainan Airlines in a transaction valued at $1.3 billion at current list prices delivering in 2016 and 2017, subject to completion of the merger agreement with Bohai Leasing Co., Ltd. (‘Bohai’).

•	Replaced three existing $125 million unsecured debt facilities at a margin of 200bps with an availability period until 2017 with a single $525 million unsecured debt facility at a margin of 175bps with an availability period until 2019.

•	Avolon’s total fleet commitments for delivery in 2016 now stand at 29 aircraft.

•	Avolon Capital Partners acquired one aircraft on lease to Vueling Airlines during Q3.

•	Continued momentum in aircraft sales; seven aircraft sold in Q3, with close to $180 million of aircraft under letters of intent (‘LOI’) for disposal in Q4 2015. In addition, Avolon has already signed LOIs to sell approximately $800 million of aircraft in 2016.

Bohai Transaction

•	Avolon entered into a definitive merger agreement to be acquired by Bohai at a price of US$31 cash per common share giving Avolon a total enterprise value of approximately US$7.6 billion.

•	US$31 per share represents a 55% premium to Avolon’s initial public offering at US$20 per share in December 2014.

Fleet Metrics

•	Delivered (owned and managed) fleet of 154 aircraft at the end of Q3 increased by 20 aircraft or 15% on Q3 2014.

•	Owned, managed and committed fleet increased by 31 aircraft to 258 aircraft at the end of Q3, up 14% year-on-year.

•	Owned fleet average age of 2.7 years and an average lease term remaining of 7 years at the end of Q3.

	Q3 2014	Q3 2015	Change
Owned, managed & committed fleet (aircraft)	227	258	+14%
Owned & managed fleet (aircraft)	134	154	+15%
Airline Customers	49	56	+14%

Avolon | 2015 Third Quarter Update

Investor Relations

•	Q3 results will be announced at 6.00am ET (11.00am GMT) on November 11, 2015 with a conference call at 8.30am ET (1.30pm GMT) on that date.

•	Avolon will participate in the Goldman Sachs Aircraft Leasing Conference on December 3, 2015.

About Avolon

Headquartered in Ireland, with offices in the United States, Dubai, Singapore and China, Avolon provides aircraft leasing and lease management services. Avolon had an owned, managed and committed fleet of 258 aircraft serving 56 customers in 33 countries as of September 30, 2015. Avolon is listed on the New York Stock Exchange, under the ticker symbol AVOL.

Note regarding Forward-Looking Statements

This document includes forward-looking statements, beliefs or opinions, including statements with respect to Avolon’s business and lessee relationships, and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control and all of which are based on our management’s current beliefs and expectations about future events. These risks, uncertainties and assumptions include, but are not limited to, the following: risks and uncertainties related to the proposed transaction with Bohai; general economic and financial conditions; the financial condition of our lessees; our ability to enter into definitive contractual documentation in respect of commitments where we have entered into non-binding letters of intent; lessee defaults and attempts to repossess aircraft; our ability to successfully re-lease our existing aircraft and lease new aircraft; our ability to negotiate and enter into profitable leases; periods of aircraft oversupply during which lease rates and aircraft values decline; changes in the appraised value of our aircraft; competition from other aircraft lessors; and the limited number of aircraft and engine manufacturers. These and other important factors, including those discussed under “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 3, 2015, may cause our actual events or results to differ materially from any those expressed or implied by the forward-looking statements contained in this document. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this document unless required to do so by applicable law.

www.avolon.aero

For further information:

Dónal O’Neill	T: +353 1 231 5843	M: +353 87 251 1799	ir@avolon.aero
Jonathan Neilan	T: +353 1 663 3686	M: +353 86 231 4135	ir@avolon.aero
Jennifer Peters	T: +353 1 663 3684	M: +353 87 178 7021	ir@avolon.aero

Avolon | 2015 Third Quarter Update